                                                               Reg. No. 33-79750

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM S-2

                        POST-EFFECTIVE AMENDMENT NO. 4
                                      TO
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     MML BAY STATE LIFE INSURANCE COMPANY
                     ------------------------------------
            (Exact name of registrant as specified in its charter)

                                  CONNECTICUT
                                  -----------
        (State or other jurisdiction of incorporation or organization)

                                  43-0581430
                                  ----------
                     (I.R.S. Employer Identification No.)

                               1295 State Street
                       Springfield, Massachusetts 01111
                                (413) 744-8441
                                --------------
              (Address, including zip code, and telephone number,
                     including area code, of registrant's
                         principal executive offices)

                                 Ann F. Lomeli
                                   Secretary
                     MML Bay State Life Insurance Company
                               1295 State Street
                             Springfield, MA 01111
                                (413) 744-5373
                                --------------
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

 Approximate date of commencement of proposed sale to the public: May 1, 1998

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

                     MML BAY STATE LIFE INSURANCE COMPANY
                       Cross Reference Sheet Pursuant to
                          Regulation S-K, Item 501(b)

            Form S-2 Item Number and Caption Heading in Prospectus

1.  Forepart of the Registration
    Statement and Outside
    Front Cover Page of Prospectus ..................  Outside Front Cover Page

2.  Inside Front and Outside
    Back Pages of Prospectus ........................  Inside Front Cover

3.  Summary Information,
    Risk Factors and
    Ratio of Earnings to
    Fixed Charges ...................................  Financial Statements

4.  Use of Proceeds .................................  Investments by MML Bay
                                                       State

5.  Determination of
    Offering Price ..................................  Not Applicable

6.  Dilution ........................................  Not Applicable

7.  Selling Security Holders ........................  Not Applicable

8.  Plan of Distribution ............................  Distribution of Contracts

9.  Description of Securities
    to be Registered ................................  Product Description

10. Interests and Named
    Experts and Counsel .............................  Not Applicable

11. Information with Respect
    to the Registrant ...............................  MML Bay State &
                                                       MassMutual -Description
                                                       of the Business;
                                                       Management's Discussion
                                                       and Analysis; Financial
                                                       Statements

12. Incorporation of Certain Information
    by Reference ....................................  Not Applicable

13. Position on Indemnification
    for Securities Act
    Liabilities .....................................  Not Applicable

                                  PROSPECTUS

                                  May 1, 1998
                     MML Bay State Life Insurance Company
                  Fixed Account with Market Value Adjustment

          Offered through OppenheimerFunds LifeTrust Variable Annuity

This prospectus (the "Prospectus") describes MML Bay State Life Insurance Company's ("MML Bay State" or the "Company") Fixed Account (the "Fixed Account") with Market Value Adjustment. The Fixed Account is available for use with the OppenheimerFunds LifeTrust Variable Annuity Contract (the "Contract") issued by MML Bay State. The Fixed Account constitutes an account to which a Contract Owner may allocate purchase payments or Accumulated Value in accordance with the Contract's transfer rules. (For a discussion of the transfer restrictions applicable to the Contract, please consult the Contract prospectus). Since the Fixed Account is available only through the Contract, an investor should carefully review the discussion of the Contract contained in that prospectus. The focus of this Prospectus is limited to the Fixed Account's operations and features.

MML Bay State guarantees specified rates of interest for amounts allocated to the Fixed Account for specified periods of time. The interest rate stipulated for a particular period (the Guaranteed Rate) is an annual effective yield. Additionally, although Guaranteed Rates will fluctuate, they will never go below 3%. MML Bay State's general account assets, including amounts allocated to the Fixed Account, are available to meet the guarantees associated with the Fixed Account. These assets are chargeable with liabilities arising out of other businesses of the Company. Purchase payments and transfers of Accumulated Value may be made among the Fixed Account and the Divisions of MML Bay State Variable Annuity Separate Account 1 (the "Separate Account").

Amounts taken from the Fixed Account by partial or full redemption, received from payment of a death benefit following the death of the Contract Owner who is not the annuitant, and transfers made prior to an Expiration Date are subject to a Market Value Adjustment. Therefore a Contract Owner may experience a negative investment return.

The annuity benefits available under the Contract may be either fixed or variable amounts or a combination of both. The Accumulated Value prior to maturity and the amount of any variable annuity payments thereafter will vary with the investment performance of the Divisions selected and the amounts allocated to the Fixed Account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE PROSPECTUSES OF MML BAY STATE's OPPENHEIMERFUNDS LIFETRUST VARIABLE ANNUITY, MML SERIES INVESTMENT FUND, AND OPPENHEIMER VARIABLE ACCOUNT FUNDS.

                     MML Bay State Life Insurance Company
                               1295 State Street
                            Springfield, MA  01111
                                (413) 744-8441

Table of Contents

Section
-------

Glossary ....................................................................................    3
I. Product Description ......................................................................    4
      Product Description ...................................................................    4
      The Fixed Account and the Market Value Adjustment Feature .............................    4
      Market Value Adjustment ...............................................................    4
      Accumulation Period of a Contract .....................................................    5
      Establishment of the Guaranteed Rate ..................................................    6
      The MVA's Applicability on Redemptions ................................................    6
II. Investments by MML Bay State ............................................................    6
III. Distribution of Contracts ..............................................................    6
IV. Federal Taxation Discussion .............................................................    7
V. Accounting Practices .....................................................................    7
VI. Management's Discussion and Analysis of Financial Condition and Results of Operations....    7
      General ...............................................................................    7
      Results of Operations .................................................................    8
      Statement of Financial Position .......................................................   10
      Liquidity and Capital Resources .......................................................   11
      Investments ...........................................................................   11
      Year 2000 .............................................................................   11
VII. MML Bay State and MassMutual -- Description of the Business ............................   16
VIII. Experts and Additional Available Information ..........................................   18
IX. Selected Historical Financial Data ......................................................   18
      Audited Statutory Financial Statements ................................................   20

Glossary

As used in this Prospectus, the following terms mean:

Accumulated Amount: For each amount credited to a Segment of the Fixed Account the Accumulated Amount on any date is the amount credited to the Segment accumulated to that date at the Guaranteed Rate for that amount.

Accumulated Value: The value of a Contract on or prior to the Maturity Date equal to the Variable Value plus the Fixed Value.

Accumulation Period: The period prior to the Maturity Date, during the lifetime of the Annuitant and Owner.

Accumulation Unit: A unit of measurement used in determining the value of amounts credited to a Contract in a Division of the Separate Account on or prior to the Maturity Date.

Annuitant: The person on whose life the Contract is issued.

Beneficiary: The person(s) or entity(ies) designated by the Contract Owner to receive a death benefit under the Contract, if any, upon the death of the Contract Owner or the Annuitant.

Cash Redemption Value: The value of a Contract which a Contract Owner will receive if the Contract is redeemed, equal to Accumulated Value less Administrative Charges, Sales Charges, premium taxes, and a Market Value Adjustment, if any such charges are applicable.

Contract: The OppenheimerFunds LifeTrust Variable Annuity Contract issued by MML Bay State.

Contract Owner(s): The owner (and in some instances the owners) of a Contract. Contract Owners may include the Annuitant, an employer, a trust, or any entity specified in an employee benefit plan.

Division(s): A sub-account of the Separate Account, the assets of which consist of shares of a specified Fund of either MML Series Investment Fund or Oppenheimer Variable Account Funds.

Expiration Date: The Date on which the Guarantee Period for an Accumulated Amount ends.

Fixed Account: An account which pays interest at a Guaranteed Rate. If such amounts are withdrawn prior to the end of the Guarantee Period, a Market Value Adjustment will be made. Assets attributable to the Fixed Account are not part of the assets which are allocated to the Divisions of the Separate Account.

Fixed Value: On any date, the Fixed Value of the Contract is the sum of the Accumulated Amounts credited to all Segments of the Fixed Account.

Funds: The separate series of shares of Oppenheimer Variable Account Funds and MML Series Investment Fund, in which the Divisions of the Separate Account invest. MML Series Investment Fund is a no-load, open-end management investment company and Oppenheimer Variable Account Funds is a diversified open-end investment company. Both of these investment companies are registered with the Securities and Exchange Commission.

Guarantee Period: The period for which interest accrues at the Guaranteed Rate on an amount credited to a Segment. Guarantee Periods range in whole-year periods from one to ten years.

Guaranteed Rate: The effective annual interest rate MML Bay State uses to accrue interest on an amount credited to a Segment as of a certain date. Guarantee Rates are level for the entire Guarantee Period and are fixed at the time an amount is credited to the Segment.

Market Value Adjustment ("MVA"): An adjustment made to the amount that the Contract Owner will receive if money is taken from an Accumulated Amount prior to the Expiration Date of its Guarantee Period.

Maturity Date: The date designated by the Contract Owner as of which Variable Monthly Income payments (or, if elected, Fixed Income payments or a payment in one sum) will begin. This date may be no later than the Annuitant's 90th birthday (unless an earlier date is required by law.)

Purchase Payment: An amount paid to MML Bay State by, or on behalf of, the Annuitant.

Segment: All Guarantee Periods of a given length constitute a Segment. Segments for all Guarantee Periods may not be available at one time.

Service Center: The office at which the administration of the Contract occurs. Prior to July 1, 1998, the Service Center for the Contract will be located at 301 West 11(th) Street, Kansas City, MO 64105, (800) 258-4511 or P.O. Box 419607, Kansas City, MO 64141-1007. Effective July 1, 1998, the Service Center will be relocated. After July 1, 1998, please direct all requests and/or inquiries to: Annuity Service Center

                       H564
                       P.O. Box 9067
                       Springfield, MA 01102-9067
                       (800) 258-4511

Valuation Date: A valuation date is any date on which the net asset value of the shares of the Funds is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

Valuation Period: The period of time from the end of one Valuation Date to the end of the next Valuation Date.

Valuation Time: The time of the close of the New York Stock Exchange (or its successor) (currently 4:00 p.m. New York time) on a Valuation Date. All actions to be performed on a Valuation Date will be performed as of the Valuation Time.

Variable Monthly Income: A benefit providing for monthly payments that vary with, and reflect the investment performance of, one or more Divisions of the Separate Account.

Variable Value: On any date, the Variable Value of a Contract is the sum of the values of the Accumulation Units credited to each Division of the Separate Account. The value in each Division is equal to the Accumulation Unit Value multiplied by the number of units in that Division You own.

You or Your refers to the Contract Owner.

I. Product Description

The investment option described in this Prospectus is a Fixed Account with Market Value Adjustment ("MVA") available in conjunction with the Contract. As is also discussed in the Contract prospectus, the Contract provides for the accumulation of values prior to maturity and for the distribution of annuity benefits thereafter. Additionally, a death benefit is also available under the Contract. The earnings on deposits allocated to the Fixed Account will have an impact on the Contract's Accumulated Value, its Maturity Value, its Cash Redemption Value and the death benefit. The Company believes that it has adequate resources to meet its obligations with regard to the Fixed Account and the Contract. The Contract is described in greater detail in the prospectus for OppenheimerFunds LifeTrust Variable Annuity. Investors should review that prospectus in conjunction with this prospectus before deciding whether to invest in the Contract or allocate sums to the Fixed Account. The Fixed Account is not available in all states.

A Market Value Adjustment will be made if sums are withdrawn from the Fixed Account prior to their Expiration Date.

The Fixed Account and the Market Value Adjustment Feature

The Fixed Account is available during the Accumulation Period of the Contract. (See, Accumulation Pay-in Period of the Contract prospectus.) The Fixed Account offers different Guarantee Periods, which provide the option of earning interest at various Guaranteed Rates on all or a portion of Your Accumulated Value. Please note that amounts credited to a Guarantee Period at different times may have different Guaranteed Rates, Current Rates, and Expiration Dates since MML Bay State changes the Current and Guaranteed Rates periodically.

You may allocate purchase payments or transfer all or a portion of Your Accumulated Value to the Fixed Account. Amounts credited to the Fixed Account will earn interest at the Guaranteed Rate applicable for the Guarantee Period selected on the date the amounts are credited. The applicable Guaranteed Rate does not change during the Guarantee Period. The Guaranteed Rate may never be less than 3%. Allocations to a Guarantee Period (or Segment) must be for at least $1,000. The Accumulated Value of the Fixed Account is not guaranteed against the claims of the Company's creditors.

Guarantee Periods may be available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods that differ from those available when Your Contract was issued. We also reserve the right, at any time, to stop accepting purchase payments, transfers, or renewals for a particular Guarantee Period. Guarantee Periods may be available in periods of one to ten years. Since the specific Guarantee Periods available may change periodically, please contact the Service Center to determine the Guarantee Periods currently being offered.

Market Value Adjustment

Any withdrawal of Your Accumulated Amount will be subject to a Market Value Adjustment ("MVA") unless the effective date of the withdrawal is within 30 days prior to the end of a Guarantee Period. If the allocated amount remains in the Fixed Account until the applicable Expiration Date, its value will be equal to the amount originally allocated multiplied, on an annually compounded basis, by its Guaranteed Rate. For this purpose, redemptions, transfers, death benefits based on a Contract Owner's death (where the Contract Owner and the Annuitant are different), and maturity amounts are treated as withdrawals.

An MVA will not be applied upon the payment of a Death Benefit following the death of the Annuitant. The MVA will be applied to the amount being withdrawn, after the deduction of any applicable Administrative Charge and before the deduction of any applicable Sales Charge. The MVA can be positive or negative. The amount being withdrawn after application of the MVA can therefore be greater than or less than the amount withdrawn before the application of the MVA.

The MVA will reflect the relationship between the Current Rate (as defined below) for the Accumulated Amount being withdrawn and the Guaranteed Rate. It also reflects the time remaining in the applicable Guarantee Period. Generally, if the Guaranteed Rate is lower than the applicable Current Rate, then the application of the MVA will result in a lower payment upon withdrawal. Similarly, if the Guaranteed Rate is higher than the applicable Current Rate, the application of the MVA will result in a higher payment upon withdrawal.

The Market Value Adjustment which is applied to the amount being withdrawn is determined by using the following formula:

                        1 + I    /n/
  MVA = Amount x   [ (--------) ----- - 1  ]
                        1 + j   /365/

where,

Amount is the amount being withdrawn from a given accumulated amount less any applicable administrative charges.

i is the Guaranteed Rate being credited to the Accumulated Amount subject to the MVA; and

j, the "Current Rate," is the Guaranteed Rate, available as of the effective date of the application of the MVA, for current allocations to the Segment with a Guarantee Period equal to the time remaining to the Expiration Date for the amount being withdrawn rounded to the next higher number of complete years; and

n, is the number of days remaining in the Guarantee Period of the amount subject to the MVA.

In the determination of "j," if the Company currently does not offer the applicable Segment, we will determine "j" above by interpolation or extrapolation of the Guaranteed Rate for the Guarantee Periods then available.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular Segment:

Example 1

$1,000 is applied on May 10, 1994, into a Segment with a 5 year Guarantee period. The Guaranteed Rate for amounts applied to this Segment on May 10, 1994, is 6%. If the $1,000 is left in that Segment until May 10, 1999, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, the full amount is taken from the Segment as of May 10, 1998:

    (1) The Guaranteed Rate applied on May 10, 1998 to amounts credited to a 1-year Segment is 4%; and

    (2) The accumulated amount prior to the application of

             the MVA as of May 10, 1998 equals:

               $1,000 x 1.06(to the fourth power)  =  $1,262.48

    (3) The number of days remaining = 365 (n = 365);

    (4) The MVA equals $24.28, and is calculated according to the following formula:

                         1.06   /365/
$24.28 = $1,262.48 x [ (------) ----- - 1 ]
                         1.04   /365/

The market value for the purposes of surrender on May 10, 1998, of the amount credited to the 5-year segment on May 10, 1994, is therefore equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year Segment on May 10, 1992, with a Guaranteed Rate of 5% and will accumulate to $1,407.10 if left in the Segment until May 10, 1999.

If, however, the full amount is taken from the Segment as of May 10, 1995:

    (1) The Guaranteed Rate applied on May 10, 1995 to amounts credited to a 4-year Segment is 10%; and

    (2) The accumulated amount prior to the application of

              MVA as of May 10, 1995 equals:

              $1,000 x 1.05(to the third power)  =  $1,157.63

    (3) The period of time from May 10, 1995 to the end of the Guarantee Period is 4 years or 1460 days

                     (n = 1460);

    (4) The MVA equals $-196.56, and is calculated according to the following formula:

                           1.05   /1460/
$-196.56 = $1,157.63 x [ (------) ------ - 1 ]
                           1.10   /365/

The market value for purposes of surrender on May 10, 1995, of the amount credited to the 7-year Segment on May 10, 1992, is therefore equal to $961.07 ($1,157.63 - $196.56 = $961.07).

THE EXAMPLES SET FORTH ABOVE ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

Accumulation Period of a Contract

Variable annuities are designed to permit a Contract Owner to accumulate values over a period of time. Generally, a Contract Owner will use such Accumulated Values for long term needs such as retirement planning. Accordingly, in many instances, amounts allocated to the Fixed Account will be subject to several Guarantee Periods over the life of the Contract.

The end of a Guarantee Period for a specific amount credited to a Segment is called its Expiration Date. At least 45 days, but not more than 75 days, before the Expiration Date for an Accumulation Amount, we will inform You of the Guaranteed Rates being offered and the Guarantee Periods available as of the date of such notice. The Guaranteed Rates on the date of a renewal may be more or less than the rates quoted in such notice.

The Guarantee Period normally "renews", and in the absence of instructions on the Expiration Date, we begin crediting interest for a new Guarantee Period lasting the same amount of time as the one just ended. The Accumulated Amount then earns interest at the new Guaranteed Rate applicable at the time of renewal. You may choose different Guarantee Periods from among those we are then offering, or You may transfer all or a portion of the Accumulated Amount to the Separate Account.

If Your Accumulated Amount's Segment is no longer available for new amounts credited, or You choose a different Segment that is no longer available, we will try to reach You so that You may make another choice.

If a choice is not made at this point, the Segment with the next shorter Guarantee Period available will be used and if not available, the Segment with the next longer Period will be used.

Establishment of the Guaranteed Rate

MML Bay State will make the final determination concerning future Guarantee Rates for future deposits, transfers or renewals. Although we cannot predict future Guarantee Rates, such Guarantee Rates will never be less than three percent (3%) per annum.

The MVA's Applicability on Redemptions

An MVA will apply if a partial or full redemption of the Contract is made prior to an Expiration Date. Where a redemption occurs, the Accumulated Value of the Contract will be reduced by the amount surrendered from the Fixed Account prior to any MVA.

The Cash Redemption Value may also be subject to Contingent Deferred Sales Charges ("Sales Charges") under the Contract pursuant to the schedule set forth below:

                 Year Since Payment      Sales Charge Assessed

                           1st                   7%
                           2nd                   6%
                           3rd                   5%
                           4th                   4%
                           5th                   3%
                           6th                   2%
                           7th                   1%

We make this adjustment for Sales Charges since we make no deduction for Sales Charges when a purchase payment is received. The amount of Sales Charges is computed based on the date the particular payment is received into the Contract.

Purchase Payments redeemed after year 7 are not subject to Sales Charges. Amounts in the Fixed Account, however, continue to be subject to a Market Value Adjustment. For more information concerning the application of Sales Charges, please consult the Contract prospectus.

Please note that other charges are also imposed against the Contract including mortality and expense risk and administrative charges. For a more detailed explanation of applicable charges, please see the "Charges and Deductions" section of the Contract Prospectus.

II. Investments by
MML Bay State

Assets of MML Bay State must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Proceeds from the Fixed Account will be deposited in a non-unitized segment of MML Bay State's general account organized as a separate account for accounting purposes. Proceeds will be used to fund MML Bay State's obligations under the Contract and amounts not required to fund such obligations may accrue to MML Bay State as profit. Obligations under the Contract are also met through the operation of the Divisions to which a Contract Owner has allocated Accumulated Value. All general account assets of MML Bay State would be available to meet the guarantees under the Contracts.

In establishing Guaranteed Rates, MML Bay State intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. MML Bay State's investment strategy with respect to the proceeds attributable to allocations made to the Fixed Account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

III. Distribution of Contracts

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"), ("the Parent"), is the principal underwriter of the Contracts. MML Investors Services ("MMLISI") also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the contracts. Both MML Distributors and MMLISI are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD"). The maximum commission a broker-dealer will receive for selling a Contract is 6.25%.

MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the NASD ("selling brokers"). The Contracts are sold through agents who are licensed by state insurance officials to sell the policies. These agents are also registered representatives of selling brokers or MMLISI. Contracts with the Fixed Account are offered in states where MML Bay State has received authority to write modified guarantee annuity business and the Fixed Account and the Contracts have been approved.

Additionally, Contracts are offered through Oppenheimer's distribution network, Oppenheimer Funds Distributor, Inc. ("OFDI"). OFDI, MML Bay State Variable Annuity Separate Account 1, MML Bay State and MML Distributors have entered into an agreement pursuant to which OFDI has agreed to promote sales of the product through wholesale distribution arrangements with broker-dealers. Registered representatives of the particular broker-dealer, who are also properly licensed to sell MML Bay State products may make such sales.

From time to time, OFDI may enter into special arrangements with broker-dealers which may provide for the payment of higher compensation to such broker-dealer in connection with the sale of Contracts. Prospective purchasers of the Contracts will be informed of such arrangements prior to the completion of the sale of the Contracts.

IV. Federal Taxation
Discussion

Please see Federal Tax Status section of the Contract prospectus for a discussion of the tax status of the Contract.

V. Accounting Practices

The accompanying financial information included in this filing, have been prepared in conformity with the practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, and prior to June 30, 1997, the Department of Insurance of the State of Missouri ("statutory accounting practices").

The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows:
(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be valued at fair value (d) deferred income taxes are not provided for book-tax timing differences as would be for GAAP (e) payments received for universal life products and variable annuities are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policy-holders' account balances.

VI. Management's Discussion
and Analysis of Financial
Condition and Results of
Operations

GENERAL

The Company's and its Parent's direction and operations are guided by a statement of corporate vision. The Company's operations are managed so as to maintain a financially strong and efficient enterprise for the benefit of policyholders. The Company's long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth. The Company has pursued this objective by emphasizing profitability through refined product pricing, sophisticated asset/liability management, rigorous expense control, prudent underwriting standards, the adoption of efforts to improve persistency and retention levels and continued commitment to the high credit quality of its general account investment portfolio.

Management believes, with regard to profitability, that net gain from operations, rather than net income, is the most relevant statutory measure of operating results for the Company. Net gain from operations represents the excess of income derived from the Company's business over the costs of business operations (after deducting taxes). Net income is net gain from operations adjusted by any realized capital gains or losses (net of taxes). Management's investment philosophy and practice do not emphasize capital gains as a recurring source of income or capital and the Company does not manage its investment portfolio to realize gains for non-economic purposes.

On June 30, 1997 the Company redomesticated from the state of Missouri to the state of Connecticut which had no effect on the accounting practices of the Company.

RESULTS OF OPERATIONS

Year Ended December 31, 1997
  Compared to Year Ended December 31, 1996

The following table sets forth the components of the Company's results of operations:
                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997             1996
                                                        ----             ----
                                                           (In Millions)
Revenue:
  Premium income                                     $  606.6         $  441.2
  Net investment and other income                        10.7              8.4
                                                     --------         --------
    Total revenue                                       617.3            449.6
                                                     --------         --------
  Benefits and expenses:
  Policy benefits and payments                           34.3             11.0
  Addition to policyholders'
   reserves and funds                                   489.0            363.5
  Expenses, commissions and
   state taxes                                           84.9             61.2
                                                     --------         --------
    Total benefits and expenses                         608.2            435.7
                                                     --------         --------
  Net gain from operations
   before federal income taxes                            9.1             13.9
  Federal income taxes                                   15.9             11.8
                                                     --------         --------
  Net gain (loss) from operations                        (6.8)             2.1
  Net realized capital loss                              (0.1)            (0.1)
                                                     --------         --------
    Net income (loss)                                $   (6.9)        $    2.0
                                                     ========         ========

The net loss from operations of $6.8 million in 1997 compares to a $2.1 million gain for 1996. This loss was primarily due to increased expenses and commissions, due to increased sales of variable life, annuity and corporate owned life products and increased federal income taxes, partially offset by increases in separate investment account fees earned by the Company for asset management.

Premium income increased $165.4 million or 37.5% to $606.6 million in 1997 from $441.2 million in 1996. The growth in premiums is attributed to increased premiums from Variable Life products of 37.6%, increased premium from Variable Annuity products of 77.8%, and increased premium from Corporate Owned Life products of 23.3%. The result is a change in the Company's business mix in which Variable Annuity products increased to 25.2% of total premium income in 1997 compared to 19.5% in 1996, Variable Life products remained constant at 24.8% of total premium income, and Corporate Owned Life products decreased to 50.0% of total premium income in 1997 compared to 55.8% in 1996. This increase in Variable Annuity products in the Company's business mix is primarily a result of increased sales through the Company's distribution channels which experienced a shift toward annuity products issued by the Company from annuity products issued by the Company's affiliates. Corporate owned life policy sales represent a small number of very large cases sold to corporate clients.

The following table sets forth premium, sales, and other information for the Company's products:

                                             Years Ended December 31,
                                             ------------------------
                                                 1997           1996
                                                 ----           ----
                                                   (In Millions)
Premium Income:
 Variable Life                             $      150.3    $     109.2
 Variable Annuities                               152.9           86.0
 Corporate Owned Life                             303.4          246.0
                                           ------------    -----------
 Total                                     $      606.6    $     441.2
                                           ============    ===========

Life Insurance Sales - Face Amount:
 Variable Life                             $    3,871.8    $   3,408.9
 Corporate Owned Life                           1,301.8        4,584.6
                                           ------------    -----------
 Total                                     $    5,173.6    $   7,993.5
                                           ============    ===========

Life Insurance In Force Face Amount:
 Variable Life                             $   13,261.5    $   9,686.1
 Corporate Owned Life                           6,375.6        4,979.2
                                           ------------    -----------
 Total                                         19,637.1       14,665.3
 Less reinsurance ceded                         1,889.7        1,604.9
                                           ------------    -----------
                                           $   17,747.4    $  13,060.4
                                           ============    ===========

Number of Policies/Certificates In Force:
                                                 (In Whole Units)
 Variable Life                                 65,905         50,703
 Variable Annuities                             5,531          2,373
 Corporate Owned Life                           7,433          6,395
                                           ----------      ---------
 Total                                         78,869         59,471
                                           ==========      =========
Average Face Value of a New
 Policy Sold:                                    (In Whole Dollars)
 Variable Life                             $  219,016      $ 207,768
 Corporate Owned Life                      $1,231,600      $ 809,144

Net investment and other income increased 27.4%, or $2.3 million in 1997 compared to 1996. Net investment income remained level at $3.4 million in 1997 compared to $3.5 million in 1996. Other income increased $2.4 million to $7.3 million in 1997 from $4.9 million in 1996 primarily due to the income generated in the Company's separate account, which was $3.4 million in 1997 and $0.6 million in 1996.

The components of net investment income are set forth below.

                                         Years Ended December 31,
                                         ------------------------
                                           1997            1996
                                           ----            ----
                                               (In Millions)
Gross investment income:
Bonds                                     $  3.1          $  3.1
Policy loans                                 0.8             0.5
Cash and short-term investments              0.5             0.5
                                          ------          ------
   Total gross investment income             4.4             4.1
   Less investment expenses                  1.0             0.6
                                          ------          ------
   Net investment income                  $  3.4          $  3.5
                                          ======          ======

Bond income remained constant at $3.1 million for both 1997 and 1996, respectively. The Company's investment in bonds decreased $6.4 million to $38.5 million in 1997 from $44.9 million in 1996, while the average yield on the bond portfolio increased to 7.7% in 1997 from 7.5% in 1996. Policy loan income increased $0.3 million to $0.8 million in 1997 from $0.5 million in 1996 due to increased policy loan balances resulting from increased loans on variable life products.

Policy benefits and payments for 1997 increased $23.3 million, or 211.8% from 1996. This increase was due to a $11.9 million increase in death benefits and a $9.6 million increase in surrenders. The lapse rate on variable life policies was 3.6% in 1997 compared to 3.8% in 1996. The significant increase in death benefits and surrenders is consistent with the dramatic increase in the inforce business occurring in 1997 and 1996.

Addition to policyholders' reserves and funds increased by $125.5 million or 34.5% to $489.0 million in 1997 from $363.5 million in 1996. The increase is due to significant growth in premiums, low level of withdrawals and significant investment returns in the Company's separate accounts.

Operating expenses, which includes charges for administrative services provided by the Parent, increased by $14.3 million, or 59.6%, compared to 1996. The increase is primarily due to salaries and agency costs associated with the acquisition of new business.

Commissions increased by $7.3 million, or 26.0%, in 1997 compared to 1996, resulting from higher sales of individual life insurance and renewal commissions paid on life and annuity business in force. The percentage increase in commissions was lower than the percentage increase in premiums due to a reduced commission structure for annuity and corporate owned life policies.

Federal income taxes increased to $15.9 million in 1997 compared to $11.8 million in 1996, primarily due to timing of the tax deductibility of acquisition expenses.

There were no significant net realized capital gains or losses, by asset category, for 1997 and 1996, before or after the transfer to Interest Maintenance Reserve ("IMR"). The IMR captures after-tax realized capital gains and losses due to changes in interest rates for all types of fixed income investments.

As a result of the foregoing factors, net loss was $6.9 million in 1997, compared to a net income of $2.0 million in 1996.

RESULTS OF OPERATIONS

Year Ended December 31, 1996
  Compared to Year Ended December 31, 1995

The following table sets forth the components of the Company's results of operations:

                                           Years Ended December 31,
                                           ------------------------
                                            1996             1995
                                            ----             ----
                                                (In Millions)
Revenue:
  Premium income                           $441.2           $ 92.7
  Net investment and other income             8.4              4.8
                                           ------           ------
    Total revenue                           449.6             97.5
                                           ------           ------
  Benefits and expenses:
  Policy benefits and payments               11.0              5.7
  Addition to policyholders'
   reserves and funds                       363.5             67.0
  Expenses, commissions and
   state taxes                               61.2             28.8
                                           ------           ------
    Total benefits and expenses             435.7            101.5
                                           ------           ------
  Net gain (loss) from operations
   before federal income taxes               13.9             (4.0)
  Federal income taxes                       11.8              0.6
                                           ------           ------
  Net gain (loss) from operations             2.1             (4.6)
  Net realized capital gain (loss)           (0.1)               -
                                           ------           ------
    Net income (loss)                      $  2.0           $ (4.6)
                                           ======           ======

The net gain from operations of $2.1 million in 1996 compares favorably to the $4.6 million net loss from operations for 1995. This gain was primarily due to an increase in premium income of 375.9% while benefits, commissions and operating expenses increased only 97.2%. Also, 1995 includes a one time fee of $6.2 million paid to MassMutual for the termination of a reinsurance agreement.

Premium income increased to $441.2 million in 1996 from $92.7 million in 1995. The growth was primarily the result of Corporate owned life policy premiums which increased $234.1 million. Corporate owned life policy premiums represent a small number of very large cases sold to corporate clients. Additionally, sales of individual variable life and annuities increased by 141.3%. The total number of individual life policies issued in 1996 was 16,407 up from 10,324 in 1995.

The following table sets forth premium, sales, and other information for the Company's products:

                                           Years Ended December 31,
                                           ------------------------
                                             1996            1995
                                             ----            ----
                                                 (In Millions)
Premium Income:
 Variable Life                           $    109.2      $     57.9
 Annuities                                     86.0            23.0
 Corporate Owned Life                         246.0            11.8
                                         ----------      ----------
 Total                                   $    441.2      $     92.7
                                         ==========      ==========

Life Insurance Sales -- Face Amount:
 Variable Life                           $  3,408.9      $  1,989.3
 Corporate Owned Life                       4,584.6             6.6
                                         ----------      ----------
 Total                                   $  7,993.5      $  1,995.9
                                         ==========      ==========

Life Insurance In force Face Amount:
 Variable Life                           $  9,686.1      $  6,553.1
 Corporate Owned Life                       4,979.2           383.7
                                         ----------      ----------
 Total                                     14,665.3         6,936.8
 Less reinsurance ceded                     1,604.9         1,088.6
                                         ----------      ----------
 Net amount                              $ 13,060.4      $  5,848.2
                                         ==========      ==========

Number of Policies In Force:(in Whole Units)
 Variable Life                             50,703          36,227
 Annuities                                  2,373             610
 Corporate Owned Life                       6,395             733
                                         --------        --------
 Total                                     59,471          37,570
                                         ========        ========

Average Size of a New Policy Sold:(In Whole Dollars)
 Variable Life                           $207,768        $192,685
 Corporate Owned Life                    $809,144        $947,241

Net investment and other income increased 75.0%, or $3.6 million in 1996 compared to 1995 primarily due to $4.1 million of fees paid by MassMutual for the conversion of non-variable life contracts to variable life contracts. Net investment income decreased slightly, primarily due to higher investment expenses. The components of net investment income are set forth below.

                                   Years Ended December 31,
                                   ------------------------
                                    1996            1995
                                    ----            ----
                                       (In Millions)
Gross investment income:
Bonds                               $3.1            $3.2
Policy loans                         0.5             0.4
Cash and short-term investments      0.5             0.1
                                    ----            ----
 Total gross investment income       4.1             3.7
 Less investment expenses            0.6            (0.1)
                                    ----            ----
 Net investment income              $3.5            $3.6
                                    ====            ====

Policy benefits and payments for 1996 increased $5.3 million, or 93.0% from 1995. This increase was due principally to a $5.0 million increase in surrenders of variable life policies.

Addition to policyholders' reserves and funds increased by $296.5 million or 442.5% to $363.5 million in 1996 from $67.0 million in 1995. The increase is primarily due to strong growth in premiums which results in offsetting increases in policyholders' reserves and transfers to separate accounts.

Operating expenses, which includes administrative services provided by the Parent, increased by $12.8 million, or 114.3%, compared to 1995. The increase is primarily due to salaries and agency costs associated with the acquisition of new business.

Commissions increased by $13.0 million, or 86.1%, in 1996 compared to 1995, resulting from higher sales of individual life insurance and renewal commissions paid on life and annuity business in force. The percentage increase in commissions was lower than the percent increase in premiums due to a reduced commission structure for the annuity and corporate owned life policies.

Federal income taxes increased to $11.8 million in 1996 compared to $0.6 million in 1995, primarily due to higher book gains and the tax on policy acquisition costs inherent in a period of substantial sales growth.

There were no significant net realized capital gains or losses, by asset category, for 1996 and 1995, before or after the transfer to IMR. The IMR captures after-tax realized capital gains and losses due to changes in interest rates for all types of fixed income investments.

As a result of the foregoing factors, net income was $2.0 million in 1996, compared to a net loss of $4.6 million in 1995.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets rose from $823.3 million at December 31, 1996 to $1,536.0 million at December 31, 1997, an increase of $712.7 million or 86.6%. Asset growth was concentrated in the Company's separate investment accounts.

General account assets increased from $116.6 million at December 31, 1996 to $135.9 million at December 31, 1997 due primarily to increased recoveries from separate accounts which represent separate account assets in excess of statutory benefit reserves.

Policy loans increased by 61.0% to $16.1 million in 1997 primarily due to loans on individual variable life products, which is consistent with the increase in life insurance inforce.

Separate account assets increased by 98.1% to $1,400.1 million at December 31, 1997 due to increased sales of individual variable life, corporate owned life and annuity policies, where the policyholders primarily invest in the Company's separate investment accounts, and to increases in market values in the equity and fixed income markets.

Liabilities

Total liabilities increased by $722.8 million, or 96.9%, to $1,468.5 million at December 31, 1997 due to increased individual variable life, annuity and corporate owned life sales. Of the $722.8 million increase, $693.0 million was in the Company's separate account reserves and liabilities. Policyholders' reserves and funds in the general account increased $9.7 million, primarily due to increases in general account reserves for variable life products. Amounts payable to Parent increased $21.7 million due to increased administration charges in 1997.

Shareholder's Equity

Shareholder's equity was $67.5 million at December 31, 1997, a decrease of $10.1 million, or 13.0%, from December 31, 1996. This decrease was composed of 1997 net loss of

$6.9 million and a decrease of $3.2 million due to changes in non-admitted assets and other changes.

LIQUIDITY AND CAPITAL RESOURCES

In years of increasing sales, the Company's operating activities result in a net use of cash. In 1997, $3.8 million of net cash was used in operations, primarily due to acquisition costs and related federal income taxes in excess of first year revenues.

The Company has structured its investment portfolio to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits and future acquisition costs without requiring an untimely sale of assets. The Company manages its liquidity position by matching its exposure to cash demands with adequate sources of cash and other liquid assets.

The Company's liquid assets include substantial Treasury holdings and short-term money market investments. Cash and short-term investments totaled $3.5 million at December 31, 1997. The market value of other highly liquid securities, including NAIC Category 1 and 2 publicly traded bonds, was $39.1 million at December 31, 1997.

The liquidity position of the Company is proactively managed on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. The Company also employs quantitative asset/liability cash flow management techniques to optimize and control the investment return and liquidity for the portfolio.

YEAR 2000 ISSUE

Like other businesses and governments around the world, MML Bay State could be adversely affected if the computer systems used by the company and those with which it does business do not properly recognize the year 2000. This is commonly known as the "Year 2000 issue." In 1996, MML Bay State's parent company, MassMutual, began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems and applications software, to address the Year 2000 issue on its own behalf and on behalf of its insurance subsidiaries, including MML Bay State.

MassMutual is addressing the Year 2000 issue internally with modifications to existing programs and conversions to new programs. MML Bay State's costs related to the Year 2000 issue are being currently expensed by MML Bay State and when measured against MML Bay State's net gain from operations, are not material to MML Bay State. MassMutual is also seeking assurances from vendors, customers, service providers and others with which MassMutual and its subsidiaries conduct business, in order to identify and resolve the Year 2000 issue.

INVESTMENTS

As directed by the policyholders, the majority of the Company's assets are policyholders' investments in the Company's separate investment accounts ("SIA"). The assets in the SIA are recorded at market value, and all investment risks are passed on to the policyholders. The following discussion focuses on the general investment account portfolio, which does not include the Company's SIA assets.

At December 31, 1997, the Company had $58.1 million of invested assets in its general investment account. The portfolio of invested assets is managed to support the liabilities of the business in light of yield, liquidity, and diversification considerations.

The following table sets forth the Company's invested assets in the general investment account and gross investment yield:

                                                                    December 31,

                                       1997                            1996                              1995
                                       ----                            ----                              ----
                       Carrying        % of              Carrying                   % of   Carrying       % of
                          Value       Total      Yield      Value      Total       Yield      Value      Total       Yield
                          -----       -----      -----      -----      -----       -----      -----      -----       -----
                                                                   (In Millions)
Bonds                     $38.5       66.3%        7.7%     $44.9       72.5%        7.5%     $41.3       85.7%        7.1%
Policy loans               16.1       27.7         6.3       10.0       16.2         6.4        6.4       13.3         6.1
Cash and short-
  term investments          3.5        6.0        10.5        7.0       11.3        13.1        0.5        1.0        15.6
                          -----      -----        ----      -----      -----        ----      -----      -----       -----
   Total investments      $58.1      100.0%        7.6%     $61.9      100.0%        7.7%     $48.2      100.0%        7.1%
                          =====      =====        ====      =====      =====        ====      =====      =====       =====

The yield on total investments before investment expenses was 7.6%, 7.7% and 7.2% for the years ended December 31, 1997, 1996 and 1995, respectively. If investment expenses were deducted, net yields were 5.8%, 6.6% and 6.9%, respectively. The yield on each investment category before federal income taxes is calculated as: (a) two times gross investment income (which for real estate deducts operating expenses and real estate taxes) divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income. This is the formula, which was specified by the NAIC for calculating investment yield when this information was last required to be included in the annual statement.

The Company carries its investments in accordance with methods and values prescribed by the NAIC and adopted by state insurance authorities. Generally, bonds are valued at amortized cost. Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. Short-term investments are stated at amortized cost which approximates fair value.

Bonds

The following table provides certain information regarding the maturity distribution of bonds (excluding short-term securities):

                                         Bond Maturities
                                           December 31,
                                  1997                      1996
                                  ----                      ----
                        Carrying         % of     Carrying         % of
                          Value         Total       Value         Total
                          -----         -----       -----         -----
                                          (In Millions)
Due in one year or less    $0.1          0.3%        $6.4         14.3%
Due after one year
  through five years       18.9         49.1         13.0         29.0
Due after five years
  through ten years         7.5         19.4         12.9         28.7
Due after ten years         2.0          5.2          1.5          3.3
Mortgage-backed
  securities (1)           10.0         26.0         11.1         24.7
                          -----        -----        -----        -----
                          $38.5        100.0%       $44.9        100.0%
                          =====        =====        =====        =====

(1) Including securities guaranteed by the U.S. Government.

The maturities of portfolio bonds are considered by the Company to be sufficiently diversified and are carefully monitored and managed in light of the Company's liquidity needs.

Bonds and short-term investments consist of $37.2 million of publicly traded and $2.2 million of privately placed debt securities. Substantially all of the publicly traded and privately placed bonds held by the Company are evaluated by the NAIC's Securities Valuation Office ("SVO"), which assigns securities to one of six NAIC investment credit categories, with Category 1 securities being the highest quality and Category 6 securities being the lowest quality. Categories 1 and 2 are investment grade, Category 3 is medium quality, and Categories 4, 5, and 6 are non-investment grade. The remainder of the securities which have not as yet received NAIC ratings are rated under an internal system which the Company believes to be equivalent to that used by the SVO. At December 31, 1997 and 1996, the portfolio was 100% invested in NAIC Categories 1 and 2.

The Company invests a significant portion of its investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio. At December 31, 1997 and 1996, the portfolio was 100% invested in NAIC categories 1 and 2.

The Company utilizes its investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk, the Company relies upon broader access to management information, strengthened negotiated protective covenants, call protection features, and a higher level of collateralization than can customarily be achieved in the public market. The strength of the privately placed bond portfolio is demonstrated by the 100% investment in NAIC categories 1 and 2 at December 31, 1997 and 1996.

The following table sets forth by industry category the carrying value and the percentage breakdown of the bond portfolio, including short-term securities, as of December 31, 1997:

                 Bond Portfolio By Industry

                     December 31, 1997
                     -----------------
                       (In Millions)

                                     Carrying              % of
Industry Category                    Value (1)             Total
-----------------                    ---------             -----
Collateralized (2)                       $17.5             44.4%
Finance                                    4.1             10.4
U.S. Government                            4.1             10.4
Insurance and other financial              3.4              8.6
Producer goods                             2.9              7.4
Natural resources                          2.1              5.3
Consumer goods                             1.4              3.6
Media                                      1.0              2.5
Transportation                             1.0              2.5
Utilities                                  0.9              2.3
Merchandise Retailers                      0.5              1.3
Other Services                             0.5              1.3
                                         -----            -----
  Total                                  $39.4            100.0%
                                         =====            =====

(1) Includes short-term securities.

(2) These bonds are collateralized by mortgages backed by FNMA or FHLMC and include collateralized mortgage obligations and $1.2 million in privately placed bonds.

The estimated fair value of bonds is based upon quoted market prices for actively traded securities.

The tables below set forth the carrying value, gross unrealized gains and losses, net unrealized gain (loss) and estimated fair value of the bond portfolio (excluding short-term securities) at December 31, 1997 and 1996.


                                                             December 31, 1997
                                                             -----------------
                                                  Gross          Gross              Net           Estimated
                                 Carrying       Unrealized      Unrealized       Unrealized         Fair
                                  Value           Gains          Losses          Gain (Loss)        Value
                                  -----           -----          ------          -----------        -----
                                                             (In Millions)
U. S. Treasury Securities
 and Obligations of U. S.
 Government Corporations
 and Agencies                     $ 7.6           $ 0.1          $  -               $ 0.1            $ 7.7
Mortgage-backed securities          6.5             0.1             -                 0.1              6.6
Corporate debt securities          23.9             0.4             -                 0.4             24.3
Utilities                           0.5               -             -                   -              0.5
                                  -----           -----          ----               -----            -----
                                  $38.5           $ 0.6          $  -               $ 0.6            $39.1
                                  =====           =====          ====               =====            =====


                                                           December 31, 1996
                                                           -----------------
                                                  Gross           Gross                Net            Estimated
                                 Carrying       Unrealized      Unrealized         Unrealized           Fair
                                   Value          Gains           Losses           Gain (Loss)         Value
                                   -----          -----           ------           -----------         -----
                                                               (In Millions)
U. S. Treasury Securities
 and Obligations of U. S.
 Government Corporations
 and Agencies                     $ 7.8            $0.1            $0.1                 $ -             $ 7.8
Mortgage-backed securities          8.3               -             0.1                (0.1)              8.2
Corporate debt securities          28.8             0.3             0.1                 0.2              29.0
                                  -----            ----            ----                ----             -----
                                  $44.9            $0.4            $0.3                $0.1             $45.0
                                  =====            ====            ====                ====             =====

Portfolio Surveillance and Under-performing Investments

Bonds

The Company reviews all bonds on a regular basis utilizing the following criteria: (i) material declines in revenues or margins, (ii) significant uncertainty regarding the issuer's industry, (iii) debt service coverage or cash flow ratios that fall below industry-specific thresholds, (iv) violation of financial covenants, (v) trading of public securities at a substantial discount due to specific credit concerns and (vi) other subjective factors that relate to the issuer. The bond portfolio is actively reviewed to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or renegotiation of terms of specific investments.

As defined by the NAIC, under-performing bonds are those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract. At December 31, 1997 and 1996 there were no under-performing bonds.

Write-downs and Allowances

In the case of bonds, the net realizable value is determined in accordance with principles established by the SVO using criteria such as the net worth and capital structure of the borrower, the value of the collateral, the presence of additional credit support and the Company's evaluation of the borrower's ability to compete in a relevant market.

Investment Reserves

In compliance with regulatory requirements, the Company maintains an asset valuation reserve ("AVR"). The AVR stabilizes shareholder's equity (surplus) against non-interest rate related fluctuations in the value of stocks, bonds, mortgage loans and real estate investments.

The following table presents the change in AVR for the years 1997 and 1996:

                           ASSET VALUATION RESERVES

                                                          Years Ended
                                                          December 31,
                                                          ------------
                                                      1997           1996
                                                      ----           ----
                                                         (In Millions)

Balance at Beginning of the Year                      $0.2           $0.1
Reserve contributions (1)                             (0.1)           0.1
                                                      ----           ----
Balance at End of the Year                            $0.1           $0.2
                                                      ----           ----

(1) The negative contribution represents an adjustment to reduce the reserve to the statutory maximum. The amount is calculated on a statutory formula and represents the net impact on share-holder's equity for investment gains and losses not related to changes in interest rates. The net change in reserves is recorded as a charge/(credit) to shareholder's equity.

VII. MML Bay State and MassMutual - Description of the Business

MML Bay State is a life insurance company and a wholly-owned subsidiary of MassMutual. Organized in 1894 under the laws of the state of Missouri, the Company (formerly known as Western Life Insurance Company of America) was purchased in 1981 by MassMutual. Its name was changed to MML Bay State in 1982. On June 30, 1997, MML Bay State redomesticated from the State of Missouri to the State of Connecticut.

The Company is an issuer of variable life and variable annuity contracts. The Company currently is licensed to sell variable life insurance in the District of Columbia and in all states except New York. The Company, as of March 1, 1998, obtained authority to sell variable annuity contracts in 45 states and the District of Columbia and plans to obtain authority to sell variable annuity contracts in all states except New York.

Currently, aside from the Contract, the Company offers certain variable universal life insurance policies. These products provide a policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits, and account value investment options. Premiums in excess of specified sales charges are credited to the account value of the policies allocated either to a fixed account backed by the general investment account of the Company, or to one or more of the available divisions of the policies' separate accounts.

The Company's Home Office is located in Hartford, Connecticut. The Company's principal administrative office is located at 1295 State Street, Springfield, Massachusetts. The Company believes that it has adequate space, equipment and resources to meet its obligations with regard to the Fixed Account and the Contract. The Company currently has an agreement with Alliance One Services, Inc., to provide most of the administrative services for the Contract through the operation of the Service Center. However as of July 1, 1998, the Company will relocate the Service Center to its Home Office in Hartford, CT.

Functionally, the Company is part of MassMutual's operations, and as a result, a discussion of MassMutual's business and the Company's position within MassMutual's operations is useful for an understanding of the Company's business.

MassMutual is a mutual life insurance company organized as a Massachusetts corporation which was originally chartered in 1851. As a mutual life insurance company, MassMutual has no shareholders. MassMutual's primary business is ordinary life insurance. MassMutual also provides, directly or through its subsidiaries, a wide range of annuity and disability products, and pension and pension-related products and services, as well as investment services to individuals, and corporations and other institutions in all 50 states of the United States, and the District of Columbia. MassMutual is also licensed to transact business in Puerto Rico, and six provinces of Canada.

MassMutual's principal lines of business are (i) Individual Line of Business, which includes individual protection products, including life and disability, and individual accumulation products, which provide annuities, large corporate market and investment products and services; (ii) Retirement Services, which provides group pension investment products and administrative services, primarily to sponsors of tax qualified retirement plans; (iii) MassMutual Investment Group, which provides investment advisory services to MassMutual, its affiliates and various outside individual and institutional investors through MassMutual's investment management staff and its principal subsidiaries:
OppenheimerFunds, Inc., David L. Babson and Company, Inc., Antares Leveraged Capital Corporation, Charter Oak Capital Management and Cornerstone Real Estate Advisors, Inc.

The direction and operations of MassMutual's three lines of business are guided by a statement of corporate vision. Under this vision, MassMutual's operations are managed so as to maintain a financially strong and efficient enterprise for the benefit of policyholders. MassMutual's long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth.

COMPETITION

The life insurance industry is highly competitive. There are more than 1,700 life insurance companies in the United States, many of which offer insurance products similar to those marketed by MML Bay State. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services business, including mutual funds, banks, securities brokerage houses and other financial services entities, many of which provide alternative investment and savings vehicles for consumers. Legislative initiatives proposed at the federal level would, if enacted, reorder the financial services industry, thereby changing the environment in which MML Bay State competes.

MML Bay State's management believes its financial strength, agent skill and historical product performance provide competitive advantages for the products it offers in these markets. MML Bay State has received the following ratings from the various rating agencies, A.M. Best Company, Inc. (A++), and Standard and Poor's Corporation (AAA).

MassMutual's, MML Bay State's parent, financial strength continued to be recognized favorably by the rating agencies. MassMutual has received the highest ratings from A.M. Best Company, Inc. (A++), Standard & Poor's Corporation (AAA), and Duff & Phelps Credit Rating Company (AAA), as well as a rating of Aa1 by Moody's Investors Service, Inc. (the highest in its "excellent" category).

REGULATION

MML Bay State is organized as a Connecticut stock life insurance company, and is subject to Connecticut laws governing insurance companies. MML Bay State is regulated and supervised by the State of Connecticut Insurance Commissioner. The Commissioner and his or her agents have the right at all times to review or examine MML Bay State's books and assets. A full examination of MML Bay State's operations is conducted periodically according to the rules and practices of the NAIC. MML Bay State is also subject to the insurance laws of the states in which it is authorized to do business, to various federal and state securities laws and regulations, and to regulatory agencies which administer those laws and regulations.

MML Bay State is licensed, regulated and supervised in all jurisdictions where it conducts an insurance business. The extent of such regulation varies, but most jurisdictions have laws and regulations requiring the licensing of insurers and their agents and setting standards of solvency and business conduct to be maintained by licensed insurance companies, and may regulate withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations also prescribe the permitted types and concentration of investments. MML Bay State is also subject to regulation of its accounting methodologies and is required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which it does business. Each of its operations and accounts is also subject to examination by such agencies at regular intervals.

All 50 states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations which are organized to pay contractual obligations under insurance policies (and certificates issued under group insurance policies) issued by impaired or insolvent life insurance companies. These association levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate shares of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. The Company believes such assessments in excess of amounts, accrued will not materially affect its financial position, results of operations or liquidity. The Company elected not to admit $0.1 million of guaranty fund premium tax offset receivables relating to prior assessments in both 1997 and 1996.

MML Bay State is also subject to risk-based capital ("RBC") requirements promulgated by the NAIC. The RBC Model Act will give state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards.

In addition to regulation of its insurance business, MML Bay State is subject to various types of federal and state laws and regulations affecting the conduct, taxation and other aspects of its businesses. Certain policies and contracts offered by MML Bay State are subject to various levels of regulation under the federal securities laws administered by the Securities and Exchange Commission.

MML Bay State's management believes it is in compliance in all material respects with all applicable regulations.

VIII. Experts and Additional Available Information

Experts

The audited statutory statement of financial position of MML Bay State as of December 31, 1997 and 1996 and the related statutory statements of operations, changes in shareholder's equity and cash flows for each of the years in the three year period ended December 31, 1997 included in this prospectus have been so included in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

Additional Available Information

The Company files registration statements, reports and informational statements with the SEC under the Securities Act of 1933. These filings contain information not contained in this Prospectus. Such registration statements, reports, information statements and other information can be reviewed and copied at the public reference facilities maintained by the Securities and Exchange Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's New York and Chicago regional offices located at the following addresses: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York, 10046; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site that contains these filings. The SEC's Inter-net address is http://www.sec.gov.

IX. Selected Historical Financial Data

The following summary financial information has been derived from the statutory financial statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

The information presented below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations", the audited statutory financial statements and other information included elsewhere in this prospectus.

                     MML Bay State Life Insurance Company

                       Selected Statutory Financial Data


                                                                           Years Ended December 31,
                                                                           ------------------------
                                                           1997         1996         1995         1994         1993
                                                           ----         ----         ----         ----         ----
Statement of Operations Data:                                                    (In Millions)
  Revenue:
  Premium income                                        $  606.6       $441.2       $ 92.7       $ 54.5       $ 43.4
  Net investment and other income                           10.7          8.4          4.8          3.6          6.7
                                                        --------       ------       ------       ------       ------
    Total revenue                                          617.3        449.6         97.5         58.1         50.1
                                                        --------       ------       ------       ------       ------
  Benefits and expenses:
  Policy benefits and payments                              34.3         11.0          5.7          2.9          2.2
  Addition to policyholders' reserves and funds            489.0        363.5         67.0         30.4         27.2
  Expenses, commissions and state taxes                     84.9         61.2         28.8         24.1         18.8
                                                        --------       ------       ------       ------       ------
    Total benefits and expenses                            608.2        435.7        101.5         57.4         48.2
                                                        --------       ------       ------       ------       ------
  Net gain (loss) from operations before federal
    income taxes                                             9.1         13.9         (4.0)         0.7          2.0
  Federal income taxes (benefit)                            15.9         11.8          0.6         (0.9)         1.3
                                                        --------       ------       ------       ------       ------
  Net gain (loss) from operations                           (6.8)         2.1         (4.6)         1.6          0.7
  Net realized capital gain (loss)                          (0.1)        (0.1)           -            -            -
                                                        --------       ------       ------       ------       ------
    Net income (loss)                                   $   (6.9)      $  2.0       $ (4.6)      $  1.6       $  0.7
                                                        ========       ======       ======       ======       ======

Balance Sheet Data (at period end):
  Assets:
  General account                                       $  135.9       $116.6       $ 78.8       $ 79.6       $ 47.4
  Separate account                                       1,400.1        706.7        265.2        151.1        112.7
                                                        --------       ------       ------       ------       ------
    Total Assets                                        $1,536.0       $823.3       $344.0       $230.7       $160.1
                                                        ========       ======       ======       ======       ======

  Liabilities:
  Policyholders' reserves and funds                     $   36.2       $ 26.5       $ 19.1       $ 11.8       $  9.5
  Payable to parent                                         21.7            -          3.2          4.4            -
  Asset valuation reserve                                    0.1          0.2          0.2          0.1            -
  Separate account reserves and liabilities              1,396.7        703.7        262.8        149.1        111.0
  Other liabilities                                         13.8         15.3          8.4          9.3          6.2
                                                        --------       ------       ------       ------       ------
    Total liabilities                                    1,468.5        745.7        293.7        174.7        126.7
  Total shareholder's equity (1) (2)                        67.5         77.6         50.3         56.0         33.4
                                                        --------       ------       ------       ------       ------
  Total liabilities and shareholder's equity            $1,536.0       $823.3       $344.0       $230.7       $160.1
                                                        ========       ======       ======       ======       ======

Total Adjusted Capital Data (at period end) (3):
  Total surplus (shareholder's equity)                  $   67.5       $ 77.6       $ 50.3       $ 56.0       $ 33.4
  Asset Valuation reserve                                    0.1          0.2          0.2          0.1            -
                                                        --------       ------       ------       ------       ------
    Total adjusted capital                              $   67.6       $ 77.8       $ 50.5       $ 56.1       $ 33.4
                                                        ========       ======       ======       ======       ======

(1) In 1994, the Company received a surplus contribution of $25 million and recorded a prior year adjustment of $4 million through the Statement of Changes in Shareholder's Equity
(2) In 1996, the Company received a surplus contribution of $25.5 million.
(3) As defined by the NAIC.

Report Of Independent Accountants

To the Board of Directors and Policyholders of MML Bay State Life Insurance Company

We have audited the accompanying statutory statements of financial position of MML Bay State Life Insurance Company as of December 31, 1997 and 1996, and the related statutory statements of income, changes in capital stock and surplus, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1, these financial statements were prepared in conformity with statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, and prior to June 30, 1997, the Department of Insurance of the State of Missouri (collectively "statutory accounting principles"), which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable at this time, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of MML Bay State Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Bay State Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, on the statutory basis of accounting described in Note 1.




COOPERS & LYBRAND L.L.P.


Springfield, Massachusetts
February 6, 1998

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

                                                             December 31,
                                                       1997                1996
                                                       ----                ----
                                                             (In Millions)
Assets:
Bonds ...........................................    $   38.5           $  44.9
Policy loans ....................................        16.1              10.0
Cash and short-term investments .................         3.5               7.0
                                                     --------           -------
                                                         58.1              61.9
Investment and insurance amounts
 receivable .....................................         2.0               2.3
Transfer due from separate account ..............        75.8              50.2
Receivable from parent ..........................          --               1.1
Federal income tax receivable ...................          --               1.1
                                                     --------           -------
                                                        135.9             116.6
Separate account assets .........................     1,400.1             706.7
                                                     --------           -------
                                                     $1,536.0           $ 823.3
                                                     ========           =======

                  See notes to statutory financial statements.

MML Bay State Life Insurance Company


                                                                              December 31,
                                                                     1997                       1996
                                                                     ----                       ----
                                                                  ($ In Millions Except for Par Value
                                                                           and Share Amounts)
Liabilities:
Policyholders' reserves and funds...............................  $   36.2                     $ 26.5
Policyholders' claims and other benefits........................       1.9                        1.1
Payable to parent...............................................      21.7                         --
Federal income tax payable......................................       3.9                         --
Accrued expenses and taxes......................................       3.0                        6.9
Asset valuation reserve.........................................       0.1                        0.2
Other liabilities...............................................       5.0                        7.3
                                                                  --------                     ------
                                                                      71.8                       42.0
Separate account reserves and liabilities.......................   1,396.7                      703.7
                                                                  --------                     ------
                                                                   1,468.5                      745.7
                                                                  --------                     ------
Capital stock and surplus:
Common stock, $200 par value
25,000 shares authorized
12,501 shares issued and outstanding............................       2.5                        2.5
Paid-in capital and contributed surplus.........................      71.7                       71.7
Surplus.........................................................      (6.7)                       3.4
                                                                  --------                     ------
                                                                      67.5                       77.6
                                                                  --------                     ------
                                                                  $1,536.0                     $823.3
                                                                  ========                     ======

                  See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                      Years Ended December 31,
                                                     1997       1996       1995
                                                     ----       ----       ----
                                                            (In Millions)
Revenue:
Premium income ................................    $606.6     $441.2     $ 92.7
Net investment and other income ...............      10.7        8.4        4.3
Expense allowance on reinsurance ceded ........        --         --        0.5
                                                   ------     ------     ------
                                                    617.3      449.6       97.5
                                                   ------     ------     ------
Benefits and expenses:
Policy benefits and payments ..................      34.3       11.0        5.7
Addition to policyholders' reserves, funds
 and separate accounts ........................     489.0      363.5       67.0
Operating expenses ............................      38.3       24.0       11.2
Commissions ...................................      35.4       28.1       15.1
State taxes, licenses and fees ................      11.2        9.1        2.5
                                                   ------     ------     ------
                                                    608.2      435.7      101.5

Net gain (loss) from operations
 before federal income taxes ..................       9.1       13.9       (4.0)
Federal income taxes ..........................      15.9       11.8        0.6
                                                   ------     ------     ------
Net gain (loss) from operations ...............      (6.8)       2.1       (4.6)
Net realized capital loss .....................      (0.1)      (0.1)        --
                                                   ------     ------     ------
Net income (loss) .............................    $ (6.9)    $  2.0     $ (4.6)
                                                   ======     ======     ======


                 See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS

                                                                       Years Ended December 31,
                                                              1997             1996                1995
                                                              ----             ----                ----
                                                                            (In Millions)
Capital stock and surplus, beginning of year...............  $ 77.6            $ 50.3              $ 55.9
                                                             ------            ------              ------
Increases (decrease) due to:
 Net income (loss).........................................    (6.9)              2.0                (4.6)
 Change in asset valuation reserve.........................     0.1              (0.1)                 --
 Change in separate account surplus........................      --                --                 0.3
 Capital contribution......................................      --              25.5                  --
 Change in reserving methodology...........................      --                --                (1.3)
 Change in non-admitted assets and other...................    (3.3)             (0.1)                 --
                                                             ------            ------              ------
                                                              (10.1)             27.3                (5.6)
                                                             ------            ------              ------
Capital stock and surplus, end of year.....................  $ 67.5            $ 77.6              $ 50.3
                                                             ======            ======              ======

                 See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                              Years Ended December 31,
                                                             1997        1996        1995
                                                             ----        ----        ----
                                                                      (In Millions)
Operating activities:
Net income (loss) ....................................      $(6.9)      $ 2.0       $(4.6)
Additions to policyholders' reserves and funds,
  net of transfers to separate accounts ..............       10.5         7.0         8.6
Net realized capital loss ............................        0.1         0.1           -
Change in receivable from
separate accounts ....................................      (25.6)      (21.2)       (7.9)
Change in receivable (payable) to parent .............       22.8        (0.2)       (1.2)
Change in federal taxes receivable (payable) .........        5.0        (1.0)       (1.0)
Other changes ........................................       (9.7)        1.5        (2.6)
                                                            -----       -----       -----
Net cash used in operating activities ................       (3.8)      (11.8)       (8.7)
                                                            -----       -----       -----
Investing activities:
Purchases of investments and loans ...................      (20.1)      (35.9)      (28.4)
Sales and maturities of investments and receipts
  from repayments of loans ...........................       20.4        28.7        36.6
                                                            -----       -----       -----
Net cash provided by (used in) investing activities ..        0.3        (7.2)        8.2
                                                            -----       -----       -----
Financing activities:
Capital and Surplus contribution .....................          -        25.5           -
                                                            -----       -----       -----
Net cash provided by financing activities ............          -        25.5           -
                                                            -----       -----       -----
Increase (decrease) in cash and short-term investments       (3.5)        6.5        (0.5)
Cash and short-term investments, beginning of year ...        7.0         0.5         1.0
                                                            -----       -----       -----
Cash and short-term investments, end of year .........      $ 3.5       $ 7.0       $ 0.5
                                                            =====       =====       =====

Notes To Statutory Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

MML Bay State Life Insurance Company ("the Company") is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is primarily engaged in the sale of flexible and limited premium variable whole life insurance and variable annuities distributed through career agents. On March 1, 1996, the operations of Connecticut Mutual Life Insurance Company were merged into MassMutual.

The accompanying statutory financial statements, except as to form, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, and prior to June 30, 1997, the Department of Insurance of the State of Missouri. On June 30, 1997, the Company redomesticated from the state of Missouri to the state of Connecticut which did not have any effect on the accounting practices being followed.

The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows:
(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be valued at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for universal life products and variable annuities are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

The NAIC is currently engaged in an extensive project to codify statutory accounting principles ("Codification") with a goal of providing a comprehensive guide of statutory accounting principles for use by insurers in all states. This comprehensive guide, which has not been approved by the NAIC or any state insurance department, includes seventy-two Statements of Statutory Accounting Principles ("SSAPs") and is expected to be effective no earlier than January 1, 1999. The effect of adopting these SSAPs shall be reported as an adjustment to surplus on the effective date. Management is currently reviewing the impact of Codification. However, since the SSAPs have not been finalized, the ultimate impact cannot be determined at this time.

The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the statutory financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the statutory financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the Company's principal accounting policies and practices.

A.  Investments

Bonds are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost, which approximates fair value.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves stabilize surplus against declines in the value of bonds.

The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and amortizes these capital gains and losses into income using the grouped method over the remaining life of the investment sold or over the life of the underlying asset. Net realized after tax capital losses of $0.1 million in 1997 and 1996 and net realized after tax capital gains of $0.3 million in 1995 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $0.1 million in 1997, 1996 and 1995. The Interest Maintenance Reserve is included in other liabilities on the statutory Statement of Financial Position.

Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in surplus.

B.  Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance policyholders. Assets, consisting of holdings in an open-end series investment fund affiliated with MassMutual, bonds, common stocks, and short-term investments, are reported at fair value. The transfer due from separate account represents the policyholders' account values in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives compensation for providing administrative services to the separate account and for assuming mortality and expense risks in connection with the policies. The Company had $3.4 million and $3.0 million of its assets invested in the separate account as of December 31, 1997 and 1996, respectively.

Net transfers to separate accounts of $479.4 million, $356.1 million, and $59.8 million in 1997, 1996 and 1995, respectively, are included in the addition to policyholders' reserves, funds and separate accounts.

C.  Policyholders' Reserves

Policyholders' reserves for life contracts were developed using accepted actuarial methods computed principally on the net level premium method and the Commissioners' Reserve Valuation Method using the 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.5 to 5.5 percent. Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 5.5 to 6.0 percent.

During 1994, actuarial guidelines requiring additional reserves for immediate payment of claims became effective. While the Company's aggregate reserves were sufficient, the reserves for certain products were not recorded. The effect of correctly recording these reserves was $1.3 million at December 31, 1994 and was recorded as an adjustment to surplus during 1995.

D.  Premium and Related Expense Recognition

Premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Commissions and other costs related to issuance of new policies, maintenance and settlement costs, are charged to current operations when incurred.

E.  Cash and Short-Term Investments

For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be cash and short-term investments.

3. CAPITAL STOCK AND SURPLUS

The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory capital stock and surplus is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval. Under these regulations, $7.5 million of capital stock and surplus is available for distribution to the shareholder in 1998 without prior regulatory approval.

4. RELATED PARTY TRANSACTIONS

MassMutual and the Company have an agreement whereby MassMutual, for a fee, will furnish the Company, as required, operating facilities, human resources, computer software development and managerial services. Fees incurred under the terms of the agreement were $26.8 million, $16.4 million and $6.6 million in 1997, 1996 and 1995, respectively.

The Company had reinsurance agreements with MassMutual in which MassMutual assumed specific plans of insurance on a coinsurance basis and on a yearly renewal term basis. The coinsurance agreement was terminated in 1995. A termination fee of $6.2 million was recorded as an expense and paid to MassMutual for the right to retain future fees and charges on the reinsurance business. Premium income and policy benefits and payments are stated net of reinsurance. Premium income of $5.1 million, $3.8 million and $29.6 million was ceded to MassMutual in 1997, 1996 and 1995, respectively. Death benefits of $5.5 million, $3.1 million and $1.8 million were ceded to MassMutual in 1997, 1996 and 1995, respectively.

The Company entered into a stop-loss agreement with MassMutual on January 1, 1997, with maximum coverage at $25.0 million, under which the Company cedes claims which, in aggregate exceed 18% of the covered volume for any year. For 1997, this limit was $15.4 million and it was not exceeded. The Company paid approximately $1.0 million in premiums under the agreement in 1997.

During 1996, MassMutual contributed additional paid in capital of $25.0 million cash to the Company and purchased an additional 2,500 shares of common stock for $0.5 million.

5. FEDERAL INCOME TAXES

The provision for federal income taxes is based upon the Company's best estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

The Company plans to file its 1997 federal income tax return on a consolidated basis with its parent, MassMutual and MassMutual's other eligible life and non-life affiliates. The Company and its eligible life and non-life affiliates are subject to a written tax allocation agreement which allocates the group's tax liability for payment purposes. Generally, the agreement provides that loss members shall be compensated for the use of their losses and credits by other members.

The Internal Revenue Service has completed examining MassMutual's income tax returns through the year 1992 and is currently examining the Company for the years 1993 and 1994. The Company believes any adjustments resulting from such examinations will not materially affect its statutory financial statements.

The Company made federal tax payments of $10.9 million in 1997, $12.8 million in 1996 and $1.9 million in 1995.

6. INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

A.   Bonds

The carrying value and estimated fair value of bonds are as follows:

                                                                                     December 31, 1997
                                                                                  Gross             Gross         Estimated
                                                              Carrying          Unrealized        Unrealized        Fair
                                                               Value              Gains             Losses          Value
                                                               -----              -----             ------          -----
                                                                                       (In Millions)
U. S. Treasury securities
 and obligations of U. S.
 government corporations
 and agencies                                                   $7.6              $0.1               $  --           $7.7
Mortgage-backed securities                                       6.5               0.1                  --            6.6
Corporate debt securities                                       23.9               0.4                  --           24.3
Utilities                                                        0.5                --                  --            0.5
                                                               -----             -----               -----          -----
 TOTAL                                                         $38.5             $ 0.6               $  --          $39.1
                                                               =====             =====               =====          =====

                                                                                     December 31, 1996
                                                                                   Gross           Gross          Estimated
                                                               Carrying          Unrealized      Unrealized          Fair
                                                                Value              Gains           Losses            Value
                                                                -----              -----           ------            -----
                                                                                       (In Millions)
U. S. Treasury securities
 and obligations of U. S.
 government corporations
 and agencies                                                  $ 7.8                $0.1           $0.1             $ 7.8
Mortgage-backed securities                                       8.3                  --            0.1               8.2
Corporate debt securities                                       28.8                 0.3            0.1              29.0
                                                               -----                ----          -----             -----
 TOTAL                                                         $44.9                $0.4          $ 0.3             $45.0
                                                               =====                ====          =====             =====

The carrying value and estimated fair value of bonds at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                                                                    Estimated
                                                                               Carrying                               Fair
                                                                                 Value                               Value
                                                                                 -----                               -----
                                                                                               (In Millions)
Due in one year or less                                                          $ 0.1                               $ 0.1
Due after one year through five years                                             18.9                                19.2
Due after five years through ten years                                             7.5                                 7.7
Due after ten years                                                                2.0                                 2.0
                                                                                 -----                               -----
                                                                                  28.5                                29.0
Mortgage-backed securities, including
 securities guaranteed by the
 U.S. government                                                                  10.0                                10.1
                                                                                 -----                               -----
 TOTAL                                                                           $38.5                               $39.1
                                                                                 =====                               =====

Proceeds from sales and maturities of investments in bonds were $20.4 million during 1997, $28.7 million during 1996 and $36.6 million during 1995. Gross capital gains of $0.1 million in 1997, $0.1 million in 1996 and $0.5 million in 1995 and gross capital losses of $0.1 million in 1997, $0.1 million in 1996, and $0.1 million in 1995 were realized on those sales, portions of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

B.   Other

It is not practicable to determine the fair value of policy loans which do not have a stated maturity.

7. LIQUIDITY

The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1997 are illustrated below:

                                                                  (In Millions)
Total policyholders' reserves and funds and
 separate account liabilities                               $1,432.9
Not subject to discretionary withdrawal                         (0.4)
Policy loans                                                   (16.1)
                                                            --------
Subject to discretionary withdrawal                                         $1,416.4
                                                                            ========
Total invested assets, including separate
 investment accounts                                        $1,458.2
Policy loans and other invested assets                         (16.1)
                                                            --------
 Marketable investments                                                     $1,442.1
                                                                            ========

8. BUSINESS RISKS AND CONTINGENCIES

Approximately 49% of the Company's premium revenue in 1997 was derived from three customers and approximately 52% of the Company's premium revenue in 1996, was derived from two customers.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premiums. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1997, the Company elected not to admit $0.1 million of guaranty fund premium tax offset receivables relating to prior assessments.

The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

9. RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with the current year presentation.

AFFILIATED COMPANIES

The relationship of the Company, its parent and affiliated companies as of December 31, 1997 is illustrated below. Subsidiaries are wholly-owned by the parent, except as noted.

    Parent
    ------
    Massachusetts Mutual Life Insurance Company

    Subsidiaries of Massachusetts Mutual Life Insurance Company
    -----------------------------------------------------------
    C.M. Assurance Company
    C.M. Benefit Insurance Company
    C.M. Life Insurance Company
    MassMutual Holding Company
    MassMutual Holding Company Two, Inc. (Sold in March 1996)
    MassMutual of Ireland, Limited
    MML Bay State Life Insurance Company
    MML Distributors, LLC

    Subsidiaries of MassMutual Holding Company
    ------------------------------------------
    GR Phelps, Inc.
    MassMutual Holding Trust I
    MassMutual Holding Trust II
    MassMutual Holding MSC, Inc.
    MassMutual International, Inc.
    MassMutual Reinsurance Bermuda (Sold in December 1996)
    MML Investors Services, Inc.
    State House One (Liquidated in December 1996)

Subsidiaries of MassMutual Holding Trust I
------------------------------------------
    Antares Leveraged Capital Corporation  98.5%
    Charter Oak Capital Management, Inc.  80.0%
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation  84.8%
    Oppenheimer Acquisition Corporation - 88.55%

Subsidiaries of MassMutual Holding Trust II
-------------------------------------------
    CM Advantage, Inc. -- (Liquidated in December 1997)
    CM International, Inc.
    CM Property Management, Inc. -- (Liquidated in December 1997)
    High Yield Management, Inc.
    MMHC Investments, Inc.
    MML Realty Management
    Urban Properties, Inc.
    Westheimer 335 Suites, Inc.

Subsidiaries of MassMutual International
----------------------------------------
    MassLife Seguros de Vida (Argentina) S. A.
    MassMutual International (Bermuda) Ltd.
    Mass Seguros de Vida (Chile) S. A.
    MassMutual International (Luxemburg) S. A.

MassMutual Holding MSC, Incorporated
------------------------------------
    MassMutual/Carlson CBO N. V. - 100%
    MassMutual Corporate Value Limited - 46%
    9048 -- 5434 Quebec, Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
---------------------------------------------------------
    MML Series Investment Fund
    MassMutual Institutional Funds
    Oppenheimer Value Stock Fund

PART II.  INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
         -------------------------------------------

   Not applicable.

Item 15. Indemnification of Directors and Officers
         -----------------------------------------

MML Bay State directors and officers are indemnified under its by-laws. MML Bay State indemnifies each person who was or is a party to any threatened, pending or completed action, suit or to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof provided that:

(a) Such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation;

    (b) With respect to any criminal action or proceeding, such person had no reasonable cause to believe their conduct was unlawful;

    (c) Unless ordered by a court, indemnification shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances set forth in subparagraphs (a) and (b) above, such determination to be made (i) by the Board of Directors of the MML Bay State by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the corporation.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MML Bay State pursuant to the foregoing provisions, or otherwise, MML Bay State has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MML Bay State of expenses incurred or paid by a director, officer or controlling person of MML Bay State in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MML Bay State will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Item 16. Exhibits and Financial Statement Schedules
         ------------------------------------------

Exhibit Number       Description                            Method of Filing
--------------       -----------                            ----------------
       (1)(a)        Form of Underwriting Agreement with
                     MML Investors Services, Inc.                 *

       (1)(b)        Form of Underwriting Agreement with
                     MML Distributors, LLC                        **

       4             Form of Individual Annuity Contract          Filed herewith

       5             Opinion re legality                          Filed herewith



       23(i)         Consent of

                     Coopers & Lybrand L.L.P,
                     Independent Accountants                      Filed herewith

       23(ii)        Financial Statement
                     Schedules                                    Filed herewith

       24            Powers of Attorney                           Filed Herewith

       27            Financial Data Schedule                      Filed Herewith


*Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 33-79750.

**Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 33-79750.

Item 17. Undertakings
         ------------

         (a) The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i.) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii.) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii.) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 4 to Registration Statement No. 33-79750 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 20(th) day of March, 1998.

      MML BAY STATE LIFE INSURANCE COMPANY

      By: /s/ Lawrence V. Burkett, Jr.*
          -----------------------------
          Lawrence V. Burkett, Jr., Director, President and
          Chief Executive Officer
          MML Bay State Life Insurance Company

/s/ Richard M. Howe     On March 20, 1998, as Attorney-in-Fact pursuant to
--------------------    powers of attorney filed herewith.
*Richard M. Howe

      As required by the Securities Act of 1933, this Post-Effective Amendment No. 4 to Registration Statement No. 33-79750 has been signed by the following persons in the capacities and on the duties indicated.

    Signature                          Title                                           Date
/s/ Lawrence V. Burkett, Jr*           Director, President and Chief                   March 20, 1998
----------------------------           Executive Officer
Lawrence V. Burkett, Jr

/s/ Edward M. Kline*                   Treasurer (Principal Financial                  March 20, 1998
--------------------                   Officer)
Edward M. Kline

/s/ John Miller, Jr*                   Second Vice President and                       March 20, 1998
--------------------                   Comptroller (Principal Accounting Officer)
John Miller, Jr

/s/ Paul D. Adornato*                  Director                                        March 20, 1998
---------------------
Paul D. Adornato

/s/ John B. Davies*                    Director                                        March 20, 1998
-------------------
John B. Davies

/s/ Anne Melissa Dowling*              Director                                        March 20, 1998
-------------------------
Anne Melissa Dowling

/s/ Maureen R. Ford*                   Director                                        March 20, 1998
--------------------
Maureen R. Ford

/s/ Isadore Jermyn*                    Director                                        March 20, 1998
-------------------
Isadore Jermyn

/s/ Stuart H. Reese*                   Director                                        March 20, 1998
--------------------
Stuart H. Reese

/s/ Richard M. Howe                    On March 20, 1998, as Attorney-in-Fact
-------------------                    pursuant to powers of attorney filed herewith
*Richard M. Howe

                               LIST OF EXHIBITS

Exhibit 4            Form of Individual Annuity Contract

Exhibit 5            Opinion re legality

Exhibit 23(i)        Consent of Independent Accountants

Exhibit 23(ii)       Financial Statement Schedules

Exhibit 24           Powers of Attorney

Exhibit 27           Financial Data Schedule